U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing ("Filer"):

TRELAWNEY MINING AND EXPLORATION INC.

B.	(1)	This is [check one]:

☒	an original filing for the Filer.

☐	an amended filing for the Filer.

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐
C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	TRELAWNEY MINING AND EXPLORATION INC.

	Form type:	Registration Statement on Form F-80

	File Number (if known):	333-176756

	Filed by:	TRELAWNEY MINING AND EXPLORATION INC.

	Date Filed:	September 9, 2011 (concurrent herewith)
(if filed concurrently,
so indicate)

D.	The Filer is incorporated or organized under the laws of:

ONTARIO, CANADA

and has its principal place of business at:
130 King Street West
Suite 2810
Toronto, Ontario
M5X 1A6
(416) 363-8567

E.	The Filer designates and appoints:

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940

as the agent ("the Agent") of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)           Any investigation or administrative proceeding conducted by the Commission; and

(b)           Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-80 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.           The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the date of the latest amendment to such Form F-80.  The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.           The Filer undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-80, the securities to which the Form F-80 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, Canada on September 9, 2011.
TRELAWNEY MINING AND EXPLORATION INC.

By:	/s/ Lisa McCormack
Name: Lisa McCormack
Title: Corporate Secretary

This statement has been signed by the following person in the capacity indicated on September 9, 2011.

CT CORPORATION SYSTEM
(as Agent for Service)

By:	/s/ Mark S. Eppley
Name: Mark S. Eppley
Title: Assistant Vice-President and Secretary